                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                (Amendment No. 1)


                            BEACON POWER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   073677 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /      Rule 13d-1(b)

     / /      Rule 13d-1(c)

     /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 073677 10 6                                         Page 2 of 9 pages


--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     I.R.S. Identification No. of above persons (entities only)

     SatCon Technology Corporation
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  / /
                                                                   (b)  / /
     Not applicable.
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                            5.   Sole Voting Power
      Number of Shares           4,879,614 shares (1)
                         -------------------------------------------------------
        Beneficially        6.   Shared Voting Power
                                 0
       Owned by Each     -------------------------------------------------------
                            7.   Sole Dispositive Power
      Reporting Person           4,879,614 shares (1)
                         -------------------------------------------------------
           With:            8.   Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,879,614 shares (1)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                   / /

--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     11.4%
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) SatCon Technology Corporation owns of record 4,705,910 shares of Common Stock of Beacon Power Corporation and 173,704 shares of Common Stock issuable upon exercise of a warrant held by SatCon Technology Corporation.

CUSIP No. 073677 10 6                                         Page 3 of 9 pages


--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     I.R.S. Identification No. of above persons (entities only)

     David B. Eisenhaure
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  / /
                                                                   (b)  / /
     Not applicable.
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                            5.   Sole Voting Power
      Number of Shares           810,396 (1)
                         -------------------------------------------------------
        Beneficially        6.   Shared Voting Power
                                 4,879,614 shares (2)
       Owned by Each     -------------------------------------------------------
                            7.   Sole Dispositive Power
      Reporting Person           810,396 (1)
                         -------------------------------------------------------
           With:            8.   Shared Dispositive Power
                                 4,879,614 shares (2)
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,690,010 shares (1)(2)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                   / /

--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     13.3%
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
(1)Includes 10,000 shares of Beacon Power Corporation Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2002.

(2) SatCon Technology Corporation owns of record 4,705,910 shares of Common Stock of Beacon Power Corporation and 173,704 shares of Common Stock issuable upon exercise of a warrant held by SatCon Technology Corporation. David B. Eisenhaure is the President, Chief Executive Officer and Chairman of the Board of SatCon Technology Corporation and beneficially owns approximately 24.9% of the outstanding Common Stock of SatCon. As a result, Mr. Eisenhaure may be deemed to possess indirect beneficial ownership of shares of Common Stock of Beacon Power Corporation beneficially owned by SatCon. Mr. Eisenhaure disclaims beneficial ownership of this Beacon Power Corporation Common Stock. Additionally, Mr. Eisenhaure possesses direct beneficial ownership of 800,396 shares of Beacon Power Corporation and 10,000 options to purchase Common Stock of Beacon Power Corporation.

CUSIP No. 073677 10 6                                         Page 4 of 9 pages

ITEM 1(a)      NAME OF ISSUER:
               Beacon Power Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               234 Ballardvale Street
               Wilmington, MA 01887-1032

ITEM 2(a).     NAME OF PERSON FILING:

               SatCon Technology Corporation and David B. Eisenhaure

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address for both SatCon Technology Corporation and David B. Eisenhaure is:
               161 First Street
               Cambridge, MA 02142-1221

ITEM 2(c).     CITIZENSHIP:

               SatCon Technology Corporation is incorporated in the state of Delaware, and David B. Eisenhaure is a citizen of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common stock, $0.01 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               073677 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
               A: Not applicable.

               (a)  / /  Broker or dealer registered under Section 15 of the
                         Exchange Act;

               (b)  / /  Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c)  / /  Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

               (d)  / /  Investment company registered under Section 8 of the
                         Investment Company Act;

               (e)  / /  An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii)(E);

               (f)  / /  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  / /  A parent holding company or control person in
                         accordance with Rule 13d- 1(b)(1)(ii)(G);

               (h)  / /  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

CUSIP No. 073677 10 6                                         Page 5 of 9 pages


               (i)  / /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.        OWNERSHIP:

               (a) Amount Beneficially Owned:  SatCon Technology Corporation
                   beneficially owns 4,879,614 shares (1) and David B. Eisenhaure beneficially owns 5,690,010 shares (2)

               (b) Percent of Class:  SatCon Technology Corporation owns 11.4%
                   and David B. Eisenhaure owns 13.3% (2)

               (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote: SatCon Technology Corporation - 4,879,614 shares (1); David B. Eisenhaure - 810,396 shares (3)

                   (ii) Shared power to vote or to direct the vote: SatCon Technology Corporation - 0 shares;
                         David B. Eisenhaure - 4,879,614 shares (2)

                   (iii) Sole power to dispose or to direct the disposition of:
                         SatCon Technology Corporation - 4,879,614 shares (1); David B. Eisenhaure - 810,396 shares (3)

                   (iv) Shared power to dispose or to direct the disposition of: SatCon Technology Corporation - 0 shares;
                         David B. Eisenhaure - 4,879,614 shares (2)


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ] Not applicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:  Not applicable.


ITEM 10.       CERTIFICATIONS:  Not applicable.

(1) SatCon Technology Corporation owns of record 4,705,910 shares of Common Stock of Beacon Power Corporation and 173,704 shares of Common Stock issuable upon exercise of a warrant held by SatCon Technology Corporation.

(2) SatCon Technology Corporation owns of record 4,705,910 shares of Common Stock of Beacon Power Corporation and 173,704 shares of Common Stock issuable upon exercise of a warrant held by SatCon Technology Corporation. David B. Eisenhaure is the President, Chief Executive Officer and Chairman of the Board of SatCon Technology Corporation and beneficially owns approximately 24.9% of the outstanding Common Stock of SatCon.

CUSIP No. 073677 10 6                                         Page 6 of 9 pages


As a result, Mr. Eisenhaure may be deemed to possess indirect beneficial ownership of shares of Common Stock of Beacon Power Corporation beneficially owned by SatCon. Mr. Eisenhaure disclaims beneficial ownership of this Beacon Power Corporation Common Stock. Additionally, Mr. Eisenhaure possesses direct beneficial ownership of 800,396 shares of Beacon Power Corporation and 10,000 options to purchase Common Stock of Beacon Power Corporation.

(3) Includes 10,000 shares of Beacon Power Corporation Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2002.

CUSIP No. 073677 10 6                                         Page 7 of 9 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 SATCON TECHNOLOGY CORPORATION

Dated:  February 14, 2002          /s/ David B. Eisenhaure
                                 --------------------------------------------
                                 Name:  David B. Eisenhaure
                                 Title: President, Chief Executive Officer and
                                        Chairman of the Board

CUSIP No. 073677 10 6                                         Page 8 of 9 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 DAVID B. EISENHAURE

Dated:  February 14, 2002          /s/ David B. Eisenhaure
                                 --------------------------------------------
                                 David B. Eisenhaure

CUSIP No. 073677 10 6                                         Page 9 of 9 pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Beacon Power Corporation, a Delaware corporation, and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13G.



Dated:  February 14, 2002          /s/ David B. Eisenhaure
                                 --------------------------------------------
                                 SatCon Technology Corporation
                                 by David B. Eisenhaure
                                 President and Chief Executive Officer




                                    /s/ David B. Eisenhaure
                                 --------------------------------------------
                                 David B. Eisenhaure